Brookfield Real Estate Income Trust Inc.

250 Vesey Street, 15th Floor

New York, New York 10281

June 27, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Pearlyne Pauleman

Re:	Brookfield Real Estate Income Trust Inc.

Registration Statement on Form S-11

File No. 333-282789

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Brookfield Real Estate Income Trust Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 4:00 p.m. Eastern Time, on July 2, 2025, or as soon as practicable thereafter. The Company also requests the Commission to specifically confirm such effective date and time to the Company’s outside counsel, Jason Goode of Alston & Bird LLP.

If you have any questions regarding the foregoing, please contact Mr. Goode at (404) 881-7986.

[Signature Page Follows]

Sincerely,

Brookfield Real Estate Income Trust Inc.

By:	/s/ Michelle L. Campbell
Name:	Michelle L. Campbell
Title:	Secretary

cc:	Mr. Jason Goode, Alston & Bird LLP

Ms. Lindsey Magaro, Alston & Bird LLP